April 6, 2020

Lisa Averbuch
President, CEO and CFO
Celexus, Inc
8275 S. Eastern Ave, Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amendment No. 2 to the Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed March 12, 2020
           Form 10-Q for the Fiscal Quarter Ended December 31, 2019
           Filed March 12, 2020
           File No. 000-52069

Dear Ms. Averbuch:

       We have reviewed your March 12, 2020 response to our comment letter and your Form
10-Q filing for the quarter ended December 31, 2019, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by amending your filing, providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 10, 2019 letter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Statement of Changes in Stockholders' Deficit, page 6

1. We note your response to our prior comment 12. However, it appears that both your par value and authorized number of shares on pages 4 and 12 were not retroactively adjusted to account for the 1-90 reverse stock split. Furthermore, it is unclear why you adjusted the historical balance of your additional paid-in capital as of March 31, 2018 and March 31,
      2019 as a result of the stock split. Please revise your filing accordingly.
 Lisa Averbuch
FirstName LastNameLisa Averbuch
Celexus, Inc
Comapany NameCelexus, Inc
April 6, 2020
Page 6,
April 2 2020 Page 2
FirstName LastName
Notes to Condensed Financial Statements
Note 1. Organization and Going Concern, page 8

2. Please revise to correct inconsistencies in your disclosures about HempWave. Please clarify how the May 13, 2019 agreement is different than the February 2019 agreement which was later amended in July 2019. Furthermore, we note that on December 30, 2019,
         HempWave announced an intention to purchase a controlling interest in the Company.
         The press release included a quote from Ms. Averbuch in her role as President of Celexus regarding a "partnership" with HempWave. Please revise your disclosures here and in your MD&A on page 16 to address the current status of your planned acquisition of or by
         HempWave. Refer to ASC 805-10-50 and ASC 855-10-50-2.
3. We note inconsistencies in your disclosure related to Mr. Soto and Ms. Averbuch's current status as officers and directors of the Company. Please revise your disclosures accordingly.
        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273 or Lisa
Etheredge, Senior Staff Acountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350, or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services